February 3, 2025

Vikram Grover
Chief Executive Officer
FOMO WORLDWIDE, INC.
625 Stanwix St. #2504
Pittsburgh, PA 15222

       Re: FOMO WORLDWIDE, INC.
           Form 10-K for the Year Ended December 31, 2023
           Filed July 16, 2024
           File No. 001-13126
Dear Vikram Grover:

        We issued our comment on the above captioned filing on October 31, 2024. On
December 2, 2024, we issued a follow-up letter informing you that our comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction